UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12551

CENVEO INC.

(Exact name of registrant as specified in its charter)

200 First Stamford Place

Stamford, Connecticut 06902

Telephone: (203) 595-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 0

Explanatory Note: On August 21, 2018, the United States Bankruptcy Court for the Southern District of New York entered an order confirming Cenveo Inc. (the “Company”) and its debtor subsidiaries’ Fourth Amended Joint Chapter 11 Plan of Reorganization of Cenveo, Inc., et al., Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). The Plan became effective on September 7, 2019 (the “Effective Date”).

Pursuant to the Plan, on the Effective Date, among other things, (1) all shares of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Date were cancelled and (2) equity interests in a newly formed company were issued in exchange for certain indebtedness of the Company and its subsidiaries to holders of such indebtedness. On September 18, 2018, the Company was dissolved.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cenveo Worldwide Limited, as successor to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cenveo Worldwide Limited As successor to Cenveo Inc.

Date: January 30, 2019	By:	/s/ Ian R. Scheinmann
Name: Ian R. Scheinmann
Title: General Counsel and Secretary